CNO FINANCIAL GROUP, INC. AND SUBSIDIARIES
Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Three months ended March 31, 2012	Year ended December 31, 2011
Pretax income from operations:
Net income	$59.1	$335.7
Add income tax expense (benefit)	33.2	(29.5)
Pretax income from operations	92.3	306.2
Add fixed charges:
Interest expense on corporate debt	17.5	76.3
Interest expense on investment borrowings and borrowings related to variable interest entities	11.3	37.8
Interest added to policyholder account balances	68.4	282.5
Portion of rental (a)	3.2	13.1
Fixed charges	100.4	409.7
Adjusted earnings	$192.7	$715.9
Ratio of earnings to fixed charges	1.92X	1.75X
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(a)	Interest portion of rental is estimated to be 33 percent.